MBH
Monex Beans Holdings, Inc.

RECEIVED

2006 OCT -5 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34933
October 2, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

06017363

SUPPL

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced Sep.1 to Sep.30, 2006 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Very truly yours,

Monex Beans Holdings, Inc.

By ____________________
Name: Oki Matsumoto
Title: President & CEO

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH
Monex Beans Holdings, Inc.

Annex A

Enclosures and attachment

1. Announcement of Rise in Rates for Stock Lending Service
2. Monex, Inc. Supports Development of Video Game Software 'Stock Trading Trainer "Kabutore! "' for Nintendo DS
3. Monex, Inc. launches "No Brokerage Commission" Campaign for "Monex Nighter (night-time trading)" Service
4. Announcement of Subsidiary's Personnel Changes
5. Announcement of Subsidiary's Organizational Changes
6. Announcement of Personnel Changes
7. Announcement of Organizational Changes
8. Start of a Weekly Serial titled "Monex Money Seminar" on The Asahi Shimbun Newspaper

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

September 1, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Rise in Rates for Stock Lending Service

This announcement is to inform that Monex, Inc.* ("Monex", Oki Matsumoto, President & CEO) has raised rates that customers utilizing our stock lending services can receive from 0.14% p.a. (Average in August) to 0.5% p.a. for the month of September.

*100% subsidiary of Monex Beans Holdings, Inc.

The Stock Lending Service is Monex's original service that is convenient and advantageous in that customers can receive interest rates by lending out their stocks to Monex. By raising the interest rates substantially, we hope that we can provide a more advantageous investment service to individual investors.

This service started in 2003 and it covers almost all listed stocks and customers can sell lent stocks anytime. It has a number of 11,000 accounts and a balance of 63.1 billion yen as of July 2006.

With the computerization of stock certificates starting by June 2009, we hope that this will appeal to customers with stock certificates at hand. We are also in preparation to launch a new service that can automatically return stocks to the customer on the date of right allotment so that customers can receive the shareholder benefits, and then put them back to the stock lending service on the following business day.

At Monex, we hope that we can further enrich products and services to answer to the various needs of customers.

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(English Translation)

***Note:** This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

September 14, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Monex, Inc. Supports Development of Video Game Software 'Stock Trading Trainer "Kabutore! "' for Nintendo DS

Monex Beans Holdings, Inc. announces that 'Stock Trading Trainer "Kabutore!"' ("Kabutore!"), a video game software for Nintendo DS, a handheld game console, is slated for release on December 14, 2006. The software has been developed by Konami Digital Entertainment Co., Ltd. ("Konami Digital Entertainment", Head office: Minato-ku, Tokyo; President Fumiaki Tanaka). with the cooperation of Monex, Inc. ("Monex", President & CEO Oki Matsumoto).

The Monex Group has been committed to investment education activities primarily through its subsidiary Monex University, Inc. (President: Shinobu Naito). We hope that our support for the development of "Kabutore!" will help a wide range of Nintendo DS owners to learn basic knowledge and expertise in stock trading. At present, the total number of Nintendo DS consoles sold exceeds 10 million units.

"Kabutore!" will be showcased by Konami Digital Entertainment at the Tokyo Game Show 2006 to be held at Makuhari Messe from September 22 through 24.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(*English Translation*)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

September 14, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Monex, Inc. launches "No Brokerage Commission" Campaign for "Monex Nighter (night-time trading)" Service

Monex Beans Holdings, Inc. announces that its subsidiary, Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto), will launch a promotional campaign starting September 15, 2006 through October 31, 2006. During the campaign period, customers can use the "Monex Nighter (night-time trading)" service without paying the regular brokerage commission of ¥500 per trade.

Monex has constantly and stably been operating the "Monex Nighter" service, the first proprietary trading system (PTS) for individual investors in Japan for five years and eight months since January 2001. The popularity of "Monex Nighter" among customers is underscored by the average number of monthly transactions of about 33,000 for the recent twelve months.

The "Monex Nighter" service handles over 3,000 stocks during night-time trading hours (from 17:30 to 23:59) on weekdays. Since its simple pricing method of basically using the closing price of each stock on that day, the "Monex Nighter" has been used by many customers since the start of the service. From July 2005, Monex started handling "*Chance-Stocks**" in an effort to broaden its services. Monex is launching this commission-free campaign to encourage more customers to use the "Monex Nighter" service.

* "*Chance-Stocks*" are a selection of stocks that can be traded at a special price determined by Monex in response to the demand request from qualified institutional investors. In many cases, the trading price is set within a range of ±7% around the official closing price (and therefore differs from the closing price at the stock exchange).
For details of "*Chance-Stocks*", please see the news release (Japanese only) posted on our website at:
(http://www.monexbeans.net/pdf/press/mbh/press2005_07_14.pdf)

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

September 21, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Subsidiary's Personnel Changes

This announcement is to inform that Monex, Inc.* has decided the following personnel changes.
*100% subsidiary of Monex Beans Holdings, Inc.

(Effective on October 1,2006)

New Assignment	Current Assignment	Name
(Director)	Head of Investment Banking Division*	Director, Mamoru Wakisaka
(Director)	General Manager, Product Management Department	Director, Tomoshige Nakamura
General Manager, Investment Information Department	General Manager, Investment Information Office	Yosuke Shimizu
General Manager, Products & Services Department		Satoshi Hasuo
General Manager, Account Administration Department	General Manager, Customer Services Department	Osamu Otaki
General Manager, Contact Center	Head of Call Center	Akira Tokunaga
General Manager, Technology Department	General Manager, System Department	Senior General Manager, Kiminori Kaneko

* Investment Banking Division shall be solely headed by Takashi Kuwauchi, currently co-headed by Mamoru Wakisaka and Takashi Kuwauchi.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

September 21, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Subsidiary's Organizational Changes

This announcement is to inform that Monex, Inc.* has decided to change its organization to clarify responsibilities and authorities, to enhance corporate governance, and to strengthen customer services structure, as of October 1, 2006.

*100% subsidiary of Monex Beans Holdings, Inc.

1. Independence of the Credit Department

The Credit Department, currently under the Investment Banking Division, shall have a direct reporting line to the Director.

2. Integration of Product Origination and Marketing Force

In order to integrate and enhance product origination and marketing force, the Strategic Planning Department shall be dissolved. Its functions shall be integrated into the newly established Products & Services Department and the Marketing Department.

3. Enhancement of Relationship Management Abilities with our Customers

The Customer Services Department shall be divided into the Account Administration Department and the Contact Center.

4. Integrations

The function of the Legal Department and the Human Resources Department shall be integrated into the Compliance Department and the Corporate Services Department, respectively.

5. Change of Names

The names of the System Department and the Investment Information Office shall be changed to the Technology Department and the Investment Information Department, respectively.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

September 21, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Personnel Changes

This announcement is to inform that Monex Beans Holdings, Inc. has decided the following personnel changes.

(as of October 1, 2006)

New Assignment	Current Assignment	Name
(Director)	General Manager, CEO Office	Director, Tsutomu Nakajima
General Manager, Corporate Planning Office		Katsuki Mandai
General Manager, Corporate Communications Office		Toshihiko Katsuya

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(English Translation)

***Note:** This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.*

September 21, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Organizational Changes

This announcement is to inform that Monex Beans Holdings, Inc. has decided to change its organization to clarify responsibilities and authorities and to enhance corporate governance, as of October 1, 2006.

1. Establishment of the Corporate Planning Office and the Corporate Communications Office

The Corporate Planning Office and the Corporate Communications Office shall be established to clarify strategic planning function and to enhance corporate communication. The CEO office shall be dissolved with this change.

2. Merger of the Compliance Department into the Legal Department

The Compliance Department shall be merged into the Legal Department.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750

(English Translation)

*Note: **This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.***

September 22, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Start of a Weekly Serial titled "Monex Money Seminar" on The Asahi Shimbun Newspaper

Monex Beans Holdings, Inc. announces that its subsidiary, Monex, Inc.("Monex", President & CEO Oki Matsumoto) will start a weekly serial article on newspaper once a week starting October 1, 2006 for a year. The contents for this "Monex Money Seminar (Special money lessons they don't teach at school)" will be provided by Monex University ("Monex University", President Shinobu Naito).

The need for individuals to manage their assets at their own risk is now higher than ever, but the accumulation of financial literacy has only just begun. Under this environment, the Monex Group has been committed to investment education activities primarily through Monex University by providing educational contents from basic investment theory to practical investment methods.

The "Monex Money Workshop" will provide a wide variety of contents on newspaper such as explanation and features of Stocks and Bonds, asset allocation, and so forth. As a part of our CSR activities, we hope that this workshop will contribute to the improvement of financial literacy for many individual investors. The contents will be provided every Sunday on the Asahi Shimbun, a leading Japanese newspaper, and the back numbers will be provided on Monex's website.

The title below in Japanese has been designed by a famous Japanese calligrapher, Souun Takeda.


マネックス
お金のゼミナール

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai, Mio Ueda
Tel : +81-3-6212-3750